FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Lewis Merle D. (Last) (First) (Middle) 125 S. Dakota Ave. (Street) Sioux Falls, SD 57104 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol NORTHWESTERN CORPORATION; NOR 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) September 2002 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

   X  Director

      10% Owner

   X  Officer (give title below)

      Other (specify below)

CHAIRMAN & CHIEF EXECUTIVE OFFICER

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock (1)	6/3/2002		P	V	13	A	$17.1237	695	D
Common Stock	6/3/2002		P	V	310	A	$17.1720	17,073	D
Common Stock (2)	6/3/2002		P	V	312	A	$17.1720	24,409	D
Common Stock	6/6/2002		P	V	132	A	$16.5600	6,977	I	(3)
Common Stock (2)	9/3/2002		P	V	397	A	$13.6470	24,807	D
Common Stock	9/3/2002		P	V	397	A	$13.647	17,470	D
Common Stock	9/30/2002		P		230	A	$9.570	7,207	I	(3)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Units (4)	1-For-1	(5)		A	V	(6)		N/A	N/A	Common Stock	1-For-1	$16.9500	66,620	I	(11)
Units (4)	1-For-1	(7)		A	V	(8)		N/A	N/A	Common Stock	1-For-1	$11.5600	67,707	I	(11)
Units (4)	1-For-1	(9)		A	V	(10)		N/A	N/A	Common Stock	1-For-1	$12.7500	69,837	I	(11)
Phantom Stock Units	1-For-1	3/1/2002		A	V	339		(12)	(12)	Common Stock	339	$22.2500	24,099	D
Phantom Stock Units	1-For-1	9/1/2002		A	V	434		(12)	(12)	Common Stock	434	$17.6300	24,433	D
Phantom Stock Units	1-For-1	9/1/2002		A	V	611		(12)	(12)	Common Stock	611	$12.7500	25,144	D
Phantom Stock Units	1-For-1	5/1/2002		S	V	16,079		(13)	(13)	Common Stock	16,079	$20.008	0

Explanation of Responses:
ALL SHARE TRANSACTIONS AND TOTALS HAVE BEEN ROUNDED TO THE WHOLE SHARE.

(1)    SHARES PURCHASED PURSUANT TO THE NORTHWESTERN CORP. TEAM MEMBER STOCK PURCHASE PLAN AT THE APPLICABLE DISCOUNT.

(2)    RESTRICTED STOCK AWARD VESTS ON THE FOURTH ANNIVERSARY OF GRANT.

(3)    SHARES HELD BY REPORTING PERSON’S SPOUSE.  THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF THESE SHARES.

(4)    EACH UNIT CORRELATES TO ONE SHARE OF THE ISSUER’S COMMON STOCK AND IS HELD IN A SUPPLEMENTAL INVESTMENT PLAN (“SVIP”) SPONSORED BY THE ISSUER.

(5)    PURCHASE DATES OF 6/5/02 AND 6/25/02.

(6)    BETWEEN 6/1/02 AND 6/30/02, THE REPORTING PERSON ACQUIRED 522 UNITS UNDER THE SVIP.  INFORMATION IS BASED SOLELY ON A PLAN STATEMENT DATED 6/30/02..

(7)    PURCHASE DATES OF 7/12 /02 AND 7/23/02.

(8)    BETWEEN 7/1/02 AND 7/31/02, THE REPORTING PERSON ACQUIRED 765 UNITS UNDER THE SVIP.  INFORMATION IS BASED SOLELY ON A PLAN STATEMENT DATED 7/31/02.

(9)    PURCHASE DATES OF 8/13/02 AND 8/26/02.

(10)  BETWEEN 8/1/02 AND 8/31/02, THE REPORTING PERSON ACQUIRED 2,353 UNITS UNDER THE SVIP.  INFORMATION IS BASED SOLELY ON A PLAN STATEMENT DATED 8/31/02.

(11)  HELD BY WELLS FARGO TRUST CORPORATION AS TRUSTEE OF THE SVIP.

(12)  PHANTOM STOCK UNITS WERE ACCRUED UNDER THE NORTHWESTERN STOCK OPTION AND INCENTIVE PLAN AND ARE TO BE PAID 50% IN CASH AND 50% IN COMMON STOCK OF NORTHWESTERN ON THE THIRD ANNIVERSARY OF GRANT, AS EARNED THROUGH ACHIEVEMENT OF PERFORMANCE CRITERIA.

(13)  PHANTOM STOCK UNITS MATURE 5 YEARS FROM DATE OF AWARD, AND WHEN MATURED, ARE VALUED AT AVERAGE CLOSING PRICE ON THE TEN DAYS PRECEDING MAY 1ST.

/s/ MERLE LEWIS ** Signature of Reporting Person	9/30/2002 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002